# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stoke Therapeutics, Inc., CIK 0001623526
CUSIP: 86150R107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 45 Wiggins Ave., Bedford, Massachusetts (MA), 01730
Date of event which requires filing of this statement: 06/18/2025
Amends the filing with accession number 0001123292-25-000272
Filed by CIK 0001869333
Persons authorized to receive notices and communications: Patrik Blochlinger, Chief, Legal Officer, Rigmora (Switzerland) Ltd, Stockerstrasse 8, Zurich, Switzerland (V8), 8002, 41 44 287 2498

## Reporting persons
- Blue Horizon Enterprise Ltd (CIK 0001869057): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,967,621; sole dispositive power 0; shared dispositive power 2,967,621; aggregate amount beneficially owned 2,967,621 (5.4% of the class)
  Comment: The percentages used herein and in the rest of this Schedule 13D are calculated based upon 54,596,924 shares of the Issuer's common stock outstanding as of April 30, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025.
- Ezbon International Ltd (CIK 0001869027): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 288,560; sole dispositive power 0; shared dispositive power 288,560; aggregate amount beneficially owned 288,560 (0.5% of the class)
- Montrago Trustees Ltd (CIK 0001869331): type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,256,181; sole dispositive power 0; shared dispositive power 3,256,181; aggregate amount beneficially owned 3,256,181 (6% of the class)
- Skorpios Trust (CIK 0001869333): type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,256,181; sole dispositive power 0; shared dispositive power 3,256,181; aggregate amount beneficially owned 3,256,181 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Stoke Therapeutics, Inc.
Address of issuer's principal executive offices: 45 Wiggins Ave., Bedford, Massachusetts (MA), 01730
Comment: This Amendment No. 5 (the "Amendment No. 5") is filed by Skorpios Trust, Montrago Trustees Limited ("Montrago Trustees"), Ezbon International Limited ("Ezbon") and Blue Horizon Enterprise Ltd. ("Blue Horizon" and, collectively, the "Reporting Persons") and amends the Schedule 13D filed by the Reporting Persons on June 30, 2021, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 18, 2024, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 23, 2024, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 27, 2024 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons on June 6, 2025 (as amended, the "Schedule 13D"). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:

On June 18, 2025, Ezbon sold 650,000 Shares of the Issuer in an open market transaction at a price of $11.00 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated as follows: (a) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated as follows: (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated as follows: (c) The information reported in Item 4 is incorporated herein by reference. Other than as disclosed in that item, no transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated as of June 23, 2025, by and among the Reporting Persons.

## Signatures
- Blue Horizon Enterprise Ltd: /s/ Eleni Constantinou Kyriacou, Eleni Constantinou Kyriacou, Director (06/23/2025)
- Ezbon International Ltd: /s/ Eleni Constantinou Kyriacou, Eleni Constantinou Kyriacou, Director (06/23/2025)
- Montrago Trustees Ltd: /s/ Androulla Papadopoulou, Androulla Papadopoulou, Director (06/23/2025)
- Skorpios Trust: /s/ Androulla Papadopoulou, Androulla Papadopoulou, Director (06/23/2025)